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                                  EXHIBIT 99.1


Explanation of Responses:

(1) These Stock Options vested as to 113,750 shares of the Issuer's Common Stock on each of January 1, 2004, March 31, 2004, June 30, 2004, September 30, 2004, and December 31, 2004, and were to vest as to an additional 113,750 shares of the Issuer's Common Stock on each of March 31, 2005, June 30, 2005 and September 30, 2005, subject to the Reporting Person's continued employment with the Issuer. As of the end of the Issuer's fiscal year, 568,750 of the Stock Options had vested.

(2) These Stock Options were granted to the Reporting Person as partial compensation in connection with the Reporting Person's services as an officer and director of the Issuer, and certain of its subsidiaries.

(3) As of January 6, 2005, the Reporting Person was removed as the President and a director of the Issuer, and its subsidiaries, as applicable. As a result of such removal, (a) 341,250 of the Stock Options granted on January 1, 2003, which had not already vested, automatically expired on the date thereof, (b) 568,750 of the Stock Options granted on January 1, 2003, which had already vested, shall expire on April 6, 2005, unless they are exercised by the Reporting Person prior to that date, and (c) the 42,000 Stock Options granted on February 1, 2004, which had already vested, shall expire on April 6, 2005, unless they are exercised by the Reporting Person prior to that date.